SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  60)

Trans-Lux Corporation
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

_________893247106__________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

____________January 29, 2009_____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 893247106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 772,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 772,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 772,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 38.22%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 893247106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 123,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 123,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 123,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.11%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 893247106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 893247106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 893247106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 60 to Schedule 13D on the Common Stock of Trans-Lux Corporation  (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on May 5, 1992.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”),  and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
GBL is the largest shareholder of Teton Advisors, an investment adviser registered under the Advisers Act, which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund , The GAMCO Westwood Small Cap Fund and B.B. Micro-Cap Growth Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 4.                                Purpose of Transaction
Item 4 to Schedule 13D is amended, in pertinent part, as follows:

                              On January 29, 2009, Gabelli Funds filed a Complaint, both individually and derivatively on behalf of the Issuer, in the United States District Court for the Southern District of New York against the Issuer and four of its directors, Richard Brandt, Thomas Brandt, Matthew Brandt, and Michael Mulcahy.  The basis for the Complaint is the July 2008 transaction in which the Issuer, by and through the individual defendants, who were both officers and directors of the Issuer, sold the Issuer's primary asset, its Entertainment Division, to a group of private equity investors, Storyteller Theaters Corporation.  A copy of the Complaint is attached as Exhibit A.

          GAMCO intends to submit recommendations for one or more individuals as nominee for director to the nominating committee of the Board of Directors of the Issuer for election at the Issuer’s annual meeting.  If one or more of these individuals becomes a nominee for election as a director, GAMCO plans to cast votes for the election of such individual or individuals with the shares over which it has voting authority.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 895,500 shares, representing 44.33% of the 2,020,090 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2008. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO	123,500	6.11%
Gabelli Funds	772,000	38.22%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) with respect to the 163,000 shares of Common Stock owned by the Gabelli Small Cap Growth Fund, the 310,000 shares held by the Gabelli Convertible & Income Securities Fund, the 270,000 shares held by the Gabelli Dividend & Income Trust and the 29,000 shares held by the Gabelli Global Multimedia Trust, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by such Funds,  (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
 (c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      January 29, 2009

GGCP, INC.
MARIO J. GABELLI

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

             GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer – Gabelli Funds, LLC

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                               President – GAMCO Asset Management Inc.

            Schedule I
                         Information with Respect to Executive
                    Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar	See above See above Chief Executive Officer and President See below Beacon Trust Senior Managing Director 333 Main Street Madison, NJ 07940
Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	Chairman See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe	Vice President - Mutual Funds Controller/Financial and Operations Principal

Exhibit A:

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------------------------------x
GABELLI FUNDS, LLC, Individually and Derivatively,                                                                                                           No._________________

Plaintiff,                                           ECF Case

-against-                                                                           VERIFIEDCOMPLAINT AND
RICHARD BRANDT, MATTHEW BRANDT,                                                                                                VERIFIED DERIVATIVE
THOMAS BRANDT and MICHAEL R. MULCAHY,                                                                                                           COMPLAINT

Defendants,                                           Jury Trial Demanded

-and-

TRANS-LUX CORPORATION,

Nominal Defendant.
--------------------------------------------------------------------x

TABLE OF CONTENTS

I.           SUMMARY OF THE ACTION ………………………………………………..1
II.           JURISDICTION AND VENUE ………………………………………………..4
III.           THE PARTIES …………………………………………………………………4
IV.           FACTUAL BACKGROUND ………………………………………………..…7
A.           The Fraudulent Transaction …………………………………….7
B.           The Relevant Period …………………………………………….7
C.           The J&L Memorandum …………………………………………7
D.           Meetings of the Board of Directors ……………………………..9
E.           Press Releases Prior to the Transaction Announcement ………...9
F.           The Caymus Opinion Letter …………………………………… 12
G.           The Press Release Announcing the Planned Transaction ……….13
H.           The Press Release Announcing the Completed Transaction ……14
I.           Press Releases Following the Completed Transaction ………….16
J.           The Transaction Documents ……………………………………17
K.           The Defendants’ Storyteller Employment Agreements …………18
L.           Trading in TLX by Plaintiff ……………………………………..19
M.           The Defendants’ TLX Employment Agreements ……………….20
V.           RULE 23.1 DERIVATIVE STANDING ALLEGATIONS ……………………20
VI.           DEMAND FUTILITY ALLEGATIONS ……………………………………….21
VII.           THE CAUSES OF ACTION …………………………………………………...22
As and for a First Cause of Action ……………………………………………………...22
A Derivative Claim for Breach of Fiduciary Duty
against the Defendants as Managers

As and for a Second Cause of Action ………………………………………………..….23
A Derivative Claim for Breach of Fiduciary Duty
against the Defendants as Directors

As and for a Third Cause of Action ……………………………………………………..25A Derivative Claim for Aiding and Abetting Breach of Fiduciary Duty
against the Defendants as Managers

As and for a Fourth Cause of Action ……………………………………………………26
A Derivative Claim for Aiding and Abetting Breach of Fiduciary Duty
against the Defendants as Directors

As and for a Fifth Cause of Action ……………………………………………………...27
A Derivative Claim for Negligence
against the Defendants as Managers

As and for a Sixth Cause of Action …………………………………………………..…29
A Derivative Claim for Negligence
against the Defendants as Directors

As and for a Seventh Cause of Action ………………………………………………….30
A Derivative Claim for Gross Negligence
against the Defendants as Managers

As and for a Eighth Cause of Action …………………………………………………...31
A Derivative Claim for Gross Negligence
against the Defendants as Directors

As and for a Ninth Cause of Action …………………………………………………….32
A Derivative Claim for Breach of Contract
against the Defendants as Managers

As and for a Tenth Cause of Action ……………………………………………………33
A Derivative Claim for Aiding and Abetting Breach of Contract
against the Defendants as Directors

As and for an Eleventh Cause of Action ………………………………………………..34
A Derivative Claim for Unjust Enrichment
against the Defendants as Managers

As and for a Twelfth Cause of Action …………………………………………………..35
An Individual Claim for Unjust Enrichment
against the Defendants as Managers

As and for a Thirteenth Cause of Action ………………………………………………..36
An Individual Claim for Fraud
against the Defendants as Managers

As and for a Fourteenth Cause of Action ……………………………………………….37
An Individual Claim for Fraud
against the Defendants as Directors

As and for a Fifteenth Cause of Action …………………………………………………39
An Individual Claim for a Violation of Rule 10-b
against the Defendants as Managers

As and for a Sixteenth Cause of Action …………………………………………………41
An Individual Claim for a Violation of Rule 10-b
against the Defendants as Directors

VIII.           JURY DEMAND ………………………………………………………………..43

Plaintiff GABELLI FUNDS, LLC, individually and derivatively on behalf of TRANS-LUX CORPORATION (“TLX,” “Trans-Lux” or the “Company”), against the Defendants RICHARD BRANDT, MATTHEW BRANDT, THOMAS BRANDT and MICHAEL R. MULCAHY, in their respective capacities as both Managers and Directors of the Company, alleges the following upon information and belief (except for those allegations pertaining to Plaintiff, which are based upon personal knowledge).
Plaintiff’s information and belief is based upon, among other things, a continuing investigation, directed by Plaintiff and conducted by and through Plaintiff’s undersigned counsel, into the facts and circumstances alleged herein including, without limitation, review and analysis of: documents that the Defendants named herein authorized, drafted, created and/or provided to Plaintiff and to other shareholders of TLX, including but not limited to documents pertaining to the improper and fraudulent transaction (described below) at issue; SEC and other public filings pertaining to the Company; various press releases and media reports of same; and consultation with experts in the field pertaining to the industry and type of transaction at issue.
Many additional facts supporting the allegations herein are known only to the Defendants and/or are within their exclusive custody or control, especially with regard to the improper and fraudulent transaction at issue.
I.  SUMMARY OF THE ACTION
1. This is an action based on the Defendants’ common law breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, gross negligence, breach of contract, aiding and abetting breach of contract, unjust enrichment and fraud, and the Defendants’ violation of the federal securities laws.
2. This wrongful conduct stems from the Defendants’ role in conceiving, negotiating, and approving – while at turns concealing and misrepresenting – an egregiously improper and fraudulent transaction (the “Transaction,” described in more detail below).  By this Transaction, first contemplated in the beginning or middle of 2007 and consummated in July 2008, the Defendants agreed to sell off the most significant assets of the Company, in the form of the Company’s Entertainment Division, which was comprised mostly of the Company’s movie theater holdings throughout the country, by selling these assets to an “outside” entity, the Storyteller Theaters Corporation (“Storyteller”).
3. Not only did the Transaction at issue result in a failure by the Defendants to obtain full and fair value for the sale of Entertainment Division, and not only did this Transaction hamstring the Company’s future ability without the Entertainment Division to realize its true earnings potential or to achieve any reasonable growth, but most significantly this Transaction was fraudulently constructed by the Defendants exclusively for their own personal benefit, at the expense of the interests of the Plaintiff, the Company and its other shareholders.
4.  Specifically, this Transaction was structured by Defendants, including Richard Brandt, the now 81-year-old long-time head of the Company, to carve out the Company’s only real assets, and sell them to Storyteller, while Storyteller agreed to take on Richard Brandt’s sons – Matthew and Thomas Brandt – under lucrative employment agreements, and to provide them with equity stakes in Storyteller.  Meanwhile, Richard Brandt himself was retained by Storyteller on a lucrative consultant contract, which amounted to a finder’s fee on the Transaction.
5. The net result of this quid pro quo Transaction was therefore a sweetheart deal for the Defendants, at the expense of the Plaintiff, the Company, and its other shareholders.  Because of their control of a significant number of voting shares of the Company, their longevity with and knowledge of the inside workings of the Company, and their undue influence over the decision making as senior Managers and Directors of the Company, the Defendants had the motive and opportunity to perpetrate this fraud.
6. In furtherance of this Transaction and fraud, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading, in various public filings and press releases, upon which Plaintiff relied to its detriment.
7. As a direct result of this Transaction, in a classic case of mismanagement, bad-faith and self-dealing, the Company did not receive full and fair value for the sale of the Entertainment Division.  The Transaction price – which on its face resulted in a sale of the Company’s movie theater assets for approximately $26 million (the exact and final number depending on certain contingencies) – was undervalued and resulted in losses to the Company, causing damage to Plaintiff, the Company, and its other shareholders.
8. Also as a direct result of this Transaction, and the Defendants’ failure to act honestly, competently, in good faith and in compliance with the law, the Company’s stock lost a significant amount of its value – the Company’s market capitalization declined by millions of dollars during the Relevant Period and in the wake of the Transaction – and was also foreclosed from realizing its full future value, as a lost opportunity, all of which caused damage to Plaintiff, the Company, and its other shareholders.
9. Finally, as a direct result of this Transaction, the Brandt Defendants retained the profitable Entertainment Division assets and a secure future, while TLX was left behind to fend for itself.  The Brandt Defendants were therefore unjustly enriched at the expense of Plaintiff, the Company, and its other shareholders.  All of the alleged damages and amounts referenced above will be more fully determined through further investigation and discovery in this matter, and/or at trial.
II.  JURISDICTION AND VENUE
10. This Court has jurisdiction over this action from the subject matter of a question of federal statute, rules and/or regulations, and from the diversity of the parties.
11. Venue is proper in this District, the District where the Plaintiff maintains its principal place of business, the Company maintains major sales and service offices, the Transaction at issue was substantially negotiated at the direction of the Defendants through their investment bankers, and many of the potential witnesses reside.
III.  THE PARTIES
12. GABELLI FUNDS, LLC (“Gabelli Funds”), is an SEC-registered investment adviser, and wholly owned subsidiary of GAMCO Investors, Inc. (“GAMCO”), a New York Corporation with its principal place of business located at One Corporate Center, Rye, NY 10580.  GAMCO is a public company whose shares are traded on the New York Stock Exchange under the symbol “GBL.” Gabelli Funds serves as investment manager to several registered investment companies which, in the aggregate, are the owners of approximately 783,000 shares of the common stock in TRANS-LUX CORPORATION.  These shares represent approximately 38.76 percent of the outstanding common stock of the Company.
13. TRANS-LUX CORPORATION (“TLX,” “Trans-Lux” or the “Company”) is a Delaware corporation with its principal place of business located at 26 Pearl Street, Norwalk, CT 06850.  TLX is a public company whose shares are traded on the American Stock Exchange under the symbol “TLX.”  Prior to selling off its profitable Entertainment Division to Storyteller in July 2008, TLX was in the business of owning and operating approximately 10 movie theaters with 69 screens in various states across the country, including New Mexico, Colorado, Arizona and Wyoming.  TLX is currently relegated to its remaining less profitable sign business.  In the 52 weeks prior to the announcement of the Transaction in July 2008, TLX traded at a high of over $7 per share. TLX is now a thinly-traded penny stock valued at approximately 80 cents per share.
14. RICHARD BRANDT, age 81, is a resident of Santa Fe, New Mexico.  At the time of the Transaction whereby TLX sold off its valuable Entertainment assets to Storyteller, he was a member of the Board of Directors of TLX (a position he has held for more than 50 years and a position he still holds), and he was employed by TLX as Management Consultant (a position he also still holds).  He formerly served as the Chairman of TLX for nearly 30 years.  As part of the Transaction, he was paid a consultant fee by Storyteller of $100,000.  Richard Brandt is the father of the Defendants Thomas Brandt and Matthew Brandt.
15. THOMAS BRANDT, age 45, is a resident of Stamford, Connecticut.  At the time of the Transaction whereby TLX sold off its valuable Entertainment assets to Storyteller, he was a member of the Board of Directors of TLX (a position he still holds), and he was employed by TLX as Executive Vice President and Co-CEO, a position he then shared with Defendant Michael R. Mulcahy.  As part of the Transaction, Thomas Brandt left his employment with TLX and was hired as co-CEO of Storyteller, where he was awarded both a lucrative employment agreement and a significant equity ownership stake, along with his brother Matthew Brandt.
16. MATTHEW BRANDT, age 45, is a resident of Los Angeles, California.  At the time of the Transaction whereby TLX sold off its valuable Entertainment assets to Storyteller, he was a member of the Board of Directors of TLX (a position he still holds), and he was employed by TLX as both Executive Vice President and President of Entertainment Subsidiaries of TLX.  As part of the Transaction, he left his employment with TLX and was hired as co-CEO of Storyteller, where he was awarded both a lucrative employment agreement and a significant equity ownership stake, along with his brother Thomas Brandt.
17. MICHAEL R. MULCAHY, age 60, is a resident of Redding, Connecticut.  At the time of the Transaction whereby TLX sold off its valuable Entertainment assets to Storyteller, he was a member of the Board of Directors of TLX (a position he still holds), and he was employed by TLX as President and Co-CEO of TLX, a position he then shared with the Defendant Thomas Brandt.  Since the departure of Thomas Brandt for greener pastures as described herein, he now serves as President and the sole CEO.  Mr. Mulcahy is well compensated by TLX pursuant to an employment agreement, which was recently modified to his advantage in January 2009.
18. The individual Defendants named above have all clearly had long-time associations with TLX, holding tremendous influence over the Company.  During the Relevant Period described herein, they all performed dual roles, serving both as employees, officers and/or management of the Company (“Managers”) and as members of the Board of Directors of the Company (“Directors”).  The Defendants have all also been long-time significant shareholders of the Company, including during the Relevant Period.  In the aggregate, the Defendants currently own __ percent of the common stock of TLX (and “B” shares), representing __ percent of the voting power of the Company.

IV.  FACTUAL BACKGROUND
A.  The Fraudulent Transaction
19. As above, the improper and fraudulent transaction complained of herein and described throughout (the “Transaction”) is comprised of the sale by TLX of the Company’s Entertainment Division/Movie Theater assets to Storyteller Theaters Corporation, as well as the employment agreements and equity interests in Storyteller for the Brandt brothers negotiated as part of the sale.
B.  The Relevant Period
20. The “Relevant Period” for this matter is 2007 and 2008, during which period the wrongful conduct described herein occurred in whole or in substantial part.  During the Relevant Period, there occurred certain events, described herein, including but not limited to:  The initial plans for the Transaction sometime in the beginning or middle of 2007; a presentation by Defendants’ investment bankers, in October 2007, regarding the Transaction; the consummation of the Transaction in July 2008; as well as numerous meetings of the Board of Directors, multiple press releases and SEC filings regarding the Transaction, and other relevant activities from 2007 through the end of 2008.
C.  The J&L Memorandum
21. The first known time that the Transaction was memorialized in full scale was in October 2007, when the Company’s investment bankers – Jesup & Lamont Securities of New York, New York (“J&L”) – issued a confidential information memorandum and presentation of that date.
22. Clearly, the Defendants would have had to retain J&L to prepare such a memo prior to October 2007.  Based on the amount of time it must have taken for this work to be done, it is believed that the Defendants first approached J&L regarding the Transaction in the beginning or middle of 2007.  The Defendants presumably first conceived of the Transaction sometime just before then.  If it is determined that the Defendants were contemplating the Transaction even earlier, the beginning of the Relevant Period will obviously extend backwards.
23. The J&L memo first and foremost captured the Defendants’ clear intention – as yet undisclosed to the public – to divest the Company’s Theater Division.  It also delineated the profitability of the Company’s Theater business, as well as the growth opportunities and expansion potential of both the Company’s Theater business and the theater industry in general – reasons establishing why the Defendants undoubtedly wanted to acquire the assets for themselves, but also mitigating against a sale of the assets by the Company.
24. Significantly, the J&L memo was also revealing, in that it presented the Defendants’ view that the interests of the Company’s management would be “aligned with [a] new strategic or financial investor;” that the Company’s management had a “desire to retain partial ownership as well as play an active role in managing the profitable expansion of the enterprise;” and that existing Company management was “focused upon execution and expanding profitability so that all investors would exceed their expected return.”
25. The J&L memo therefore exposed that the interests of “management” (read interchangeably here with the Defendants) were not aligned with the interests of TLX shareholders.  Instead, the Defendants’ desire was in protecting their own personal economic and professional goals and not the goals of the Company.  By clear admission here, the Defendants’ focus was not on the best interests of existing TLX shareholders, but rather on their own best interests and the best interests of prospective new investment suitors.
26. Unfortunately, the J&L memo was an internal document which was not disclosed to Plaintiff or other shareholders on a timely basis, or at any time that would have publicly disclosed the true intentions of the Defendants.
D.  Meetings of the Board of Directors
27. The Transaction was presented by the Defendants to the Company’s full Board of Directors by no later than June 2008, at which time the Board voted to approve the Transaction.
28. However, to the extent that the Defendants were both Managers and Directors, it is clear that the Board was part and parcel of the process from the very beginning.  In that respect, the Defendants were able to conveniently and seamlessly hatch the idea, usher it through development stages, and then vote to approve it, without risk of detection by Plaintiff or other shareholders.  The fact that the Defendants wore these many hats and served in these multiple roles along the way inured to their benefit, and helped to facilitate the deal.
E.  Press Releases Prior to the Transaction Announcement
29. During the Relevant Period, while the Transaction was being secretly developed, the Defendants caused certain press releases (and the related Form 8-K SEC filings which substantially mirrored the press releases) to be made to the public which contained material misstatements, and which were at odds with the true state of affairs regarding the Company’s plans for its Entertainment Division.  Throughout the Transaction process and thereafter when it was finally announced to the public, the Defendants also omitted material information from such releases, which caused the releases to be misleading.  These releases were generally in the name of Mr. Mulcahy, and often contained attribution to other specific Defendants.  All releases were made with the knowledge and approval of all Defendants.
30. For example, in the body of a press release dated August 15, 2007, entitled “Trans-Lux Reports Second Quarter Results,” the Defendants stated as follows, in pertinent excerpted part:
The Entertainment/real estate division continues its positive track, with revenues up 9% quarter-to-quarter and 12% year-to-date, and is moving forward with plans to expand the number of screens in the Mountain States over the next several years.  Top grossing films for the second quarter included highly anticipated summer blockbuster sequels such as Shrek the Third, Spider-Man 3 and Pirates of the Caribbean: At World's End.

31. Despite this importuning of theater expansion in the August 15, 2007 press release, at or about the same time the Company had already commissioned Jesup & Lamont Securities as financial advisors in regard to selling the Entertainment Division, not expanding it.  Therefore, by the statements in this press release, the Defendants knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
32. In the body of a press release dated November 15, 2007, entitled “Trans-Lux Reports Third Quarter Results,” the Company stated as follows, in pertinent excerpted part:
Entertainment/real estate division revenues were up 8% quarter-to-quarter and 10% year-to-date, although operating expenses were higher due to increases in the federal and local minimum wages, credit card fees and concession costs.  Top grossing films for the three-month period included anticipated sequels Harry Potter and the Order of the Phoenix and The Bourne Ultimatum, as well as Transformers and The Simpsons Movie.  During the quarter, the Company began an expansion on its cinema in northern New Mexico from six to ten screens, which is expected to be completed in the first half of 2008.

33. The Company’s November 15, 2007, press release specifically referenced future theater expansion, while the Company privately knew by at least October 2007 that the Company was planning a sale of its theater business.  Therefore, by the statements in this press release, the Defendants knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
34. In the body of a press release dated April 1, 2008, entitled “Trans-Lux Announces Annual and Fourth Quarter Results,” the Company stated as follows, in pertinent excerpted part:

[Said Thomas Brandt, Trans-Lux Executive Vice President and Co-Chief Executive Officer:] “We are pleased by the continued profitable performance of our Entertainment/real estate division, and plans are in place for continued expansion of our theatre business.  At the same time, we are committed to containing operating costs.”

The Entertainment/real estate division had another profitable year in 2007.  Revenues increased 6% over 2006 despite higher operating expenses resulting from increases in federal and state minimum wages, as well as credit card fees.  High grossing film sequels played an important role in propelling box office sales in 2007.  A few highlights included: Spider-Man 3, Shrek the Third, Transformers, Pirates of the Caribbean: At World’s End, Harry Potter and the Order of the Phoenix and I Am Legend.

The Company renegotiated a long-term finance agreement to fund an expansion of its cinema in northern New Mexico to ten screens, which is scheduled to open in spring 2008.  In addition, plans are underway for the expansion of one of its multiplex cinemas in Durango, Colorado.

35. Defendant Thomas Brandt stated in the April 1, 2008, press release that the Company planned to continue expansion of the theater business; however, he knew full well that the Company was planning a sale of its theater business as far back as October 2007.  The release also continued with additional touting of specific cinema expansion, when Defendants knew such disclosures were materially false and/or misleading.
36. Notably, to the extent that the statements in any press releases at issue attested to the positive aspects of and the profitability of the Entertainment Division, this belies the later implications peddled by the Company after the Transaction was announced that selling the Entertainment Division was good and necessary for the Company.
F.  The Caymus Opinion Letter
37. Caymus Partners, an investment banking company, by cover letter dated July 1, 2008, (the “Caymus opinion letter”), indicated that the TLX Board of Directors had proposed a sale of the Theater Division, and that the Board had retained Caymus to render an internal fairness opinion.  In the presentation attached to the letter, Caymus specifically noted that the “continued participation in the business by Tom Brandt, Matt Brandt, Tom Becker [the general manager of the theater operations] and Richard Brandt (as a consultant) is a condition to closing” the Transaction, and that each of them would continue and enter into employment contracts with the Buyer.
38. Further, Caymus specifically noted that the Buyer would issue to Management 10 percent of the fully-diluted common shares in the new entity as restricted shares at closing, and that an additional 5 to 10 percent would be set aside and earned based on performance.
39. So in negotiating the sale of the Company’s (i.e., the shareholders’) assets, the Company’s Management and Directors (i.e., the Defendants) also negotiated for themselves not just secure and lucrative employment agreements, but also their own equity interest in the assets.  The Defendants therefore paid themselves out of the pockets of the TLX shareholders.
40. In this respect, the Caymus letter is less relevant for its so-called fairness opinion, which is couched in a multitude of standard disclaimers, than for the highly relevant and troubling information the letter surfaces that does not appear in the Company’s contemporaneous public disclosures. Unfortunately, the Caymus opinion letter – like the J&L memo – was an internal document which was not disclosed to Plaintiff or other shareholders on a timely basis, or at any time that would have disclosed the Defendants true intentions and activities.

G.  The Press Release Announcing the Planned Transaction
41. In the body of a press release dated July 11, 2008, entitled “Trans-Lux Reports Planned Sale of Entertainment Division,” the Company stated as follows, in full:

Trans-Lux Corporation (AMEX: TLX), a leading supplier of programmable electronic information displays and operator of cinemas, announced today that the company has reached an agreement to sell its Entertainment division to private equity firm Marwit Capital of Newport Beach, CA.  Jesup & Lamont Securities Corporation has acted as exclusive financial advisor for the Company in connection with this transaction.  The Entertainment division operates 10 theatres and 69 screens in New Mexico, Colorado, Arizona and Wyoming.

Trans-Lux is a full service, worldwide leader in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, advertising, corporate, retail, transportation, entertainment and sports industries.  For more information, please visit our web site at www.trans-lux.com.

"To continue to grow both our Display and Entertainment divisions from an investment stand point is a challenge.  This sale will allow us to further reduce long-term debt and focus our efforts on our core display business, where we believe we can present a clear investment case and get better results for our shareholders," said Trans-Lux President and Co-Chief Executive Officer Michael R. Mulcahy.  It is anticipated that Stephen J. DeGroat, former Chairman and CEO of Jesup & Lamont will continue advising on a non-exclusive basis on certain financial matters to assist in the Company's future growth plan for the Display Division.

The purchase price of $24.5 million includes the assumption of approximately $16.0 million in debt, and with potential additional purchase price of up to $2.3 million based on the performance of increased theater operations at the DreamCatcher Cinema, which just expanded from a six-plex to a 10-plex.  Marwit Capital also has an option to purchase raw land from the Company in Silver City, New Mexico.  The transaction is expected to close in July, subject to the purchaser obtaining certain bank and landlord consents, bank financing, release of the Trans-Lux entities from mortgages being assumed and completion of other customary conditions.  If the transaction is not closed by August 31, 2008, the agreement may be canceled by either party.

42. Nowhere in the July 11, 2008, press release did the Defendants disclose that the Brandt brothers would be following the Theater assets out the door with lucrative employment agreements and equity stakes, despite the fact that it was a centerpiece of the Transaction as shown in the Caymus letter and other earlier documents.  Therefore, by the statements in this press release, the Defendants knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
43. Furthermore, in the July 11, 2008, press release, Defendant Mulcahy stated that the Transaction was in the best interests of shareholders.  By the quote, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
H.  The Press Release Announcing the Completed Transaction
44. In the body of a press release dated July 21, 2008, entitled “Trans-Lux Reports  Sale of Entertainment Division,” the Company stated as follows, in full:
Trans-Lux Corporation (AMEX: TLX), a leading supplier of programmable electronic information displays and operator of cinemas, announced today that the company has sold its Entertainment division as planned to private equity firm Marwit Capital of Newport Beach, CA effective July 15th.  Jesup & Lamont Securities Corporation acted as exclusive financial advisor for the Company in connection with this transaction.  It is anticipated that Stephen J. DeGroat, former Chairman and CEO of Jesup & Lamont will continue advising on a non-exclusive basis on certain financial matters to assist in the Company's future growth plan for the Display Division.

The assets of the Entertainment division sold included 10 theatres and 69 screens in New Mexico, Colorado, Arizona and Wyoming.  The purchase price of $24.5 million includes the assumption of approximately $16.7 million in debt, and with potential additional purchase price of up to $2.3 million based on the performance of increased theatre operations at the DreamCatcher Cinema, which was expanded from a six-plex to a 10-plex in May 2008.  Marwit Capital also has a six-month option to purchase raw land from the Company in Silver City, New Mexico.  Matthew Brandt and Thomas Brandt, executive officers of the Company, will become full time officers of the Buyer managing the theatre business purchased.  The Company has agreed not to compete in the theatre business in the Western states of the United States for five years and has licensed the name "Trans-Lux Theatres" in connection with such movie theatre circuit.  The Company has received an opinion from an independent third party that the transaction is fair to the stockholders of the Company from a financial point of view.  The net proceeds of the sale are being utilized to prepay long-term debt of the Company to People's United Bank.

Trans-Lux is a full service, worldwide leader in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, advertising, corporate, retail, transportation, entertainment and sports industries.  For more information, please visit our web site at www.trans-lux.com.

45. Although the Defendants disclosed and stated for the first time, in the July 21, 2008, press release – after the cows had already left the barn – that the Brandt brothers would become officers of the Buyer, the Company still failed to disclose the generously favorable terms of their new jobs.  Therefore, by the statements in this press release, the Defendants knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
46. Furthermore, in the July 21, 2008, press release, the Company implied that the terms of the Transaction were fair, favorable and beneficial to the Company.  Therefore, by such statements, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
I.  Press Releases Following the Completed Transaction
47. Even after the Transaction was consummated, the Defendants continued to engage in fraud and misstatements to the extent they were able.  In the body of a press release dated August 14, 2008, entitled “Trans-Lux Reports Second Quarter Results,” the Company stated as follows, in pertinent excerpted part:
“The sale of the Entertainment division streamlines our operations so we can focus our energy and resources exclusively on the core display business, where we believe we can get better results for our shareholders,” said Michael R. Mulcahy, Trans-Lux President and Co-Chief Executive Officer. “Proceeds of the sale were used to significantly reduce our debt and strengthen the balance sheet.”

48. For the reasons above and other reasons, by the statements in the August 14, 2008 press release, including the failure at any time in this press release to mention the Defendant Brandt brothers’ golden parachute, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
49. In the body of a press release dated August 14, 2008, entitled “Trans-Lux Reports Second Quarter Results,” the Company stated as follows, in pertinent excerpted part:
“The sale of the Entertainment division streamlines our operations so we can focus our energy and resources exclusively on the core display business, where we believe we can get better results for our shareholders,” said Michael R. Mulcahy, Trans-Lux President and Co-Chief Executive Officer.

50. For the reasons above and other reasons, by the in the August 14, 2008 press release constituted, including the failure at any time in this press release to mention the Defendant Brandt brothers’ personal deals, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.
51. In the body of a press release dated November 17, 2008, entitled “Trans-Lux Reports Third Quarter Results,” the Company stated as follows, in pertinent excerpted part:
[Said Mr. Mulcahy:]  “Our fundamental business operations have improved since this time last year and the sale of the Entertainment division allows us to focus on our core display business.  We have further reduced operating costs by using the proceeds from the sale to reduce debt and interest payments and strengthen our balance sheet.  In addition we have a reduction in executive salaries attributable to continuing operations, as two former executives were hired by the buyer.”

52. For the reasons above and other reasons, by the statements in the November 17, 2008 press release, the Defendants also knowingly made untrue and false statements and misstatements of material facts, and/or omissions of material facts, which were misleading.  The failure at any time in this press release to mention the Brandt brothers’ personal interest in the Transaction, other than to matter-of-factly tee up the departure of the Brandts as a cost savings to the Company, is remarkable final coda to these press releases.
J.  The Transaction Documents
53. An Asset Purchase Agreement was executed as of July 15, 2008, by Storyteller and the Company as parties to the Transaction.  The Asset Purchase Agreement contained a paragraph which indicated the “Hiring of Key Employees.”
54. Notably, the Company was represented in the Transaction by Weisman Cellar Spett & Modlin, P.C., the law firm of Howard S. Modlin, one of the members of the TLX Board of Directors which approved the fraudulent Transaction.  This connection adds another strand to the web of control that the Brandt family and the Defendants exercised over the operations of the Company.
55. In connection with the Asset Purchase Agreement, the parties to the Transaction also executed a Trademark License Agreement, an Equipment Maintenance Agreement, an Indemnity Escrow Agreement, a Licensor Agreement, a Collateral Assignment of Rights Under Asset Purchase Agreement, a Transition Services Agreement, an Employee Services Agreement, and a Non-competition and Non-solicitation Agreement.
56. None of these agreements above, which effectuated the Transaction, and the transfer of all rights and assets, were in the best interests of the Company, in that they did not obtain full and fair value for the assets.  These assets were truly valued at much more than the $26 million purchase price (a price to be modified slightly subject to certain eventualities and/or contingencies).
57. At the time of the Transaction, the Company’s Theater business and the national and regional theater industry as a whole were indeed then profitable with growth opportunities and expansion potential in the short- and long-run, making the sale of the Company’s Theater assets not in the best interests of the Company.
K.  The Defendants’ Storyteller Employment Agreements
58. In addition to the above agreements, Storyteller and Defendant Matthew Brandt entered into an Employment Agreement, whereby Defendant Matthew Brandt would serve as co-CEO of Storyteller, and be paid a salary of at least $230,000 per year, with an additional target bonus of 50 percent of salary per year.  Furthermore, the Employment Agreement provided for base equity compensation of an initial 5 percent of the fully diluted common stock of Storyteller, with certain restrictions, as well as performance stock options.  This Employment Agreement was negotiated simply to facilitate the Transaction, which was not for the benefit or in the best interests of the shareholders, but was for the benefit of Defendants.
59. In addition to the above agreements, Storyteller and Defendant Thomas Brandt entered into an Employment Agreement, whereby Defendant Matthew Brandt would serve as co-CEO of Storyteller, and be paid a salary of at least $230,000 per year, with an additional target bonus of 50 percent of salary per year.  Furthermore, the Employment Agreement provided for base equity compensation of an initial 5 percent of the fully diluted common stock of Storyteller, with certain restrictions, as well as performance stock options.  This Employment Agreement was negotiated simply to facilitate the Transaction, which was not for the benefit or in the best interests of the shareholders, but was for the benefit of Defendants.
60. In addition to the above agreements, Storyteller and Thomas Becker, the general manager of the theaters, entered into an Employment Agreement, whereby Defendant Thomas Becker would serve as Vice President and General Manager of Storyteller, and be paid a salary of at least $100,000 per year, with an additional potential bonus of up to 50 percent of salary per year.  Furthermore, the Employment Agreement provided for base equity compensation of an initial 2 percent of the fully diluted common stock of Storyteller, with certain restrictions, as well as performance stock options.  This Employment Agreement was negotiated simply to facilitate the Transaction, which was not for the benefit or in the best interests of the shareholders, but was for the benefit of Defendants.
L.  Trading in TLX by Plaintiff
61. During the Relevant Period in 2007 and 2008, Plaintiff, on behalf of its registered investment company clients, purchased and sold over 100,000 shares of the common stock of TLX, in reliance on the misstatements and omissions by Defendants detailed above.
62. Such trades included, but are not limited to, the purchase of approximately 3,325 shares on or about February 15, 2007; the purchase of approximately 2,400 shares on or about May 22, 2007; the purchase of approximately 4,000 shares on or about August 16, 2007; the purchase of approximately 2,900 shares on or about December 18, 2007; and the purchase of approximately 1,000 shares on or about June 25, 2008.  Plaintiff purchased and sold the shares of TLX on behalf of its registered investment company clients over a long period of time, and currently is the beneficial owner, on behalf of its clients, of approximately 783,000 shares in the Company.
M.  The Defendants’ TLX Employment Agreements
63. While they were still at TLX, the Brandt brothers had employment contracts with the Company which stated in pertinent part that “Employee shall use his best efforts, skills and abilities in the performance of his services hereunder and to promote the interests of the Employer.”  Mr. Mulcahy, the custodian left at TLX to keep watch, had and still has a similar clause in his employment agreement with the Company.  As set forth herein, the Defendants did not live up to their obligations in these bargains.
V.  RULE 23.1 DERIVATIVE STANDING ALLEGATIONS
64. Plaintiff hereby incorporates by reference and re-alleges each and every allegation above as though fully set forth within.
65. Plaintiff brings certain Causes of Action below derivatively on behalf of and for the benefit of the Company to seek recovery for injuries suffered by the Partnership as a direct and proximate result of Defendants’ legal violations alleged herein.  This is not a collusive action designed to confer jurisdiction on this Court that it would not otherwise have.  As indicated, Plaintiff itself is a substantial beneficial owner of the shares of the Company.
66. Plaintiff has purchased and sold shares in the Company on behalf of its investment advisory clients and has been the beneficial owner of shares of TLX continuously throughout the legal violations by Defendants alleged herein.  Plaintiff has been the beneficial owner of shares in the Company before, during and after the Relevant Period described herein.  Plaintiff intends at this time to retain some or all of its beneficial ownership of stock in the Company throughout the course of this litigation.
67. Plaintiff will fairly and adequately represent the interests of the Company and shareholders in this litigation, and has retained competent and experienced counsel to do so.
68. This Complaint is verified by the appropriate attached and executed Verification page.
VI.  DEMAND FUTILITY ALLEGATIONS
69. Plaintiff hereby incorporates by reference and re-alleges each and every allegation above as though fully set forth within.
70. Plaintiff did not make a demand upon Defendants because such demand is excused.
71. A pre-suit demand on the Defendants would have been unlikely to succeed given that the Defendants are subject to a substantial likelihood of liability; the Defendants are conflicted parties who could not have exercised their disinterested and independent business judgment is responding to such a demand; and the Defendants by their conduct to date have demonstrated that they are neither disinterested nor independent.
72. A pre-suit demand would have subjected Defendants to an irreconcilable conflict of interest since they are the primary wrongdoers in the underlying claims alleged herein.  The Defendants have acted willfully, in bad faith, and/or with gross negligence, and they are inextricably intertwined with each other and with the alleged wrongdoing.
73. Moreover, demand on the Defendants is excused because they engaged in self-dealing and had a direct pecuniary interest in the wrongdoing alleged herein which was not shared by the company or its shareholders, and the Defendants are therefore not disinterested parties to a derivative claim seeking to challenge the Transaction and the other conduct giving rise to such unwarranted financial benefits.
VII.  THE CAUSES OF ACTION
As and for a First Cause of Action
A Derivative Claim
For Breach of Fiduciary Duty
Against the Defendants as Managers

74. Paragraphs 1 through 73 are repeated and incorporated by reference as though more fully stated herein.
75. This claim is asserted derivatively against the Defendants on behalf of the Company.
76. It is axiomatic that the Defendants, in their dual capacities as both Managers and Directors, owed a fiduciary duty to the Company, Plaintiff and to the other public shareholders of the listed Company.
77. Defendants had fiduciary obligations to act in the best interests of and for the benefit of the Company, as well as the Plaintiff and other shareholders of the Company.
78. Under the law, the Defendants owed the Company the highest obligations of due care, good faith, candor, loyalty and fair dealing.
79. Throughout the Relevant Period, the Defendants breached their fiduciary duties to the Company, Plaintiff and other shareholders through a systematic and continuous pattern of willful, grossly negligent, and/or bad faith failure to disclose, misrepresentation of material facts, and self-dealing in regard the Transaction whereby the Company’s movie theater assets were sold, and whereby the Brandt Defendants obtained unwarranted employment and equity stakes in the purchasing company, Storyteller.
80. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company would not have lost its value and future prospects, and Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
81. The Company, and Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
82. Moreover, the Defendants are liable for, and the Company, Plaintiffs and other shareholders are entitled to, punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Second Cause of Action
A Derivative Claim
For Breach of Fiduciary Duty
Against the Defendants as Directors

83. Paragraphs 1 through 82 are repeated and incorporated by reference as though more fully stated herein. This claim is asserted derivatively against the Defendants on behalf of the Company.
84. This claim is asserted derivatively against the Defendants on behalf of the Company.
85. It is axiomatic that the Defendants, in their dual capacities as both Managers and Directors, owed a fiduciary duty to the Company, Plaintiff and the other public shareholders of the listed Company.
86. Defendants had fiduciary obligations to act in the best interests and for the benefit of the Company, Plaintiff and other shareholders of the Company.
87. Under the law, the Defendants owed the Company the highest obligations of due care, good faith, candor, loyalty and fair dealing.
88. Throughout the Relevant Period, the Defendants breached their fiduciary duties to the Company, Plaintiff and other shareholders through a systematic and continuous pattern of willful, grossly negligent, and/or bad faith failure to disclose, misrepresentation of material facts, and self-dealing in regard the Transaction whereby the Company’s movie theater assets were sold, and whereby the Brandt Defendants obtained unwarranted employment and equity stakes in the purchasing company, Storyteller.
89. Although they performed roles as both Managers and Directors, as Directors they had ultimate authority over the Company’s operations.  While they were entitled to delegate authority, which they did essentially to themselves as Managers, they were ultimately responsible for overseeing and supervising all aspects of the Company’s operations.
90. As such, the Defendants failed to meaningfully supervise the Mangers, abdicated authority over the operations, enabled the Managers to manage in a manner inconsistent with the best interests of the Company, and failed to give proper approval for the Transaction.
91. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
92. Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
93. Moreover, the Defendants are liable for, and the Company, Plaintiffs and other shareholders are entitled to, punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Third Cause of Action
A Derivative Claim
For Aiding and Abetting Breach of Fiduciary Duty
Against the Defendants as Managers

94. Paragraphs 1 through 93 are repeated and incorporated by reference as though more fully stated herein.
95. This claim is asserted derivatively against the Defendants on behalf of the Company.
96. Due to the enabling fact that Defendants served as both Managers and Directors, they assisted each other and other management and directors in the breaches of fiduciary duty as described and alleged herein in the Counts above.  The Defendants had actual knowledge of the breaches of fiduciary duties of the Directors and Managers, and other management and directors.
97. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
98. Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
99. Moreover, the Defendants are liable for and the Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of the Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Fourth Cause of Action
A Derivative Claim
For Aiding and Abetting Breach of Fiduciary Duty
Against the Defendants as Directors

100. Paragraphs 1 through 99 are repeated and incorporated by reference as though more fully stated herein.
101. This claim is asserted derivatively against the Defendants on behalf of the Company.
102. Due to the enabling fact that Defendants served as both Managers and Directors, they assisted each other and other management and directors in the breaches of fiduciary duty as described and alleged herein in the Counts above.  The Defendants had actual knowledge of the breaches of fiduciary duties of the Directors and Managers, and other management and directors.
103. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
104. Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
105. Moreover, the Defendants are liable for and the Company, Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Fifth Cause of Action
A Derivative Claim
For Negligence
Against the Defendants as Managers

106. Paragraphs 1 through 105 are repeated and incorporated by reference as though more fully stated herein.
107. This claim is asserted derivatively against the Defendants on behalf of the Company.
108. The Defendants, as both Managers and Directors, owed duties to the Company, the Plaintiff and other shareholders, and were required to perform these duties to the Company with the utmost due care commensurate with their authority.
109. The Defendants were negligent in performing the duties owed to Company by knowingly, in bad faith and/or recklessly among other things, causing the Company to enter into a Transaction that was not in the best interests of the Company both from a value of the Transaction itself, and as a way of precluding the Company from achieving future growth by selling off the Company’s most valuable assets.
110. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
111. Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
112. Moreover, the Defendants are liable for and the Company, Plaintiff and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of the Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Sixth Cause of Action
A Derivative Claim
For Negligence
Against the Defendants as Directors

113. Paragraphs 1 through 112 are repeated and incorporated by reference as though more fully stated herein.
114. This claim is asserted derivatively against the Defendants on behalf of the Company.
115. The Defendants, as both Managers and Directors, owed duties to the Company, the Plaintiff and other shareholders, and were required to perform these duties to the Company with the utmost due care commensurate with their authority.
116. The Defendants were negligent in performing the duties owed to Company by knowingly, in bad faith and/or recklessly among other things, causing the Company to enter into a Transaction that was not in the best interests of the Company both from a value of the Transaction itself, and as a way of precluding the Company from achieving future growth by unloading the Company’s most valuable assets.
117. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
118. The Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
119. Moreover, the Defendants are liable for and the Company, Plaintiff and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of the Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Seventh Cause of Action
A Derivative Claim
For Gross Negligence
Against the Defendants as Managers

120. Paragraphs 1 through 119 are repeated and incorporated by reference as though more fully stated herein.
121. This claim is asserted derivatively against the Defendants on behalf of the Company.
122. The Defendants, as both Managers and Directors, owed duties to the Company, the Plaintiff and other shareholders, and were required to perform these duties to the Company with the utmost due care commensurate with their authority.
123. The Defendants were grossly negligent in performing the duties owed to Company by knowingly, in bad faith and/or recklessly among other things, causing the Company to enter into a Transaction that was not in the best interests of the Company both from a value of the Transaction itself, and as a way of precluding the Company from achieving future growth by unloading the Company’s most valuable assets.
124. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
125. The Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
126. Moreover, the Defendants are liable for and the Company, Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of the Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Eighth Cause of Action
A Derivative Claim
For Gross Negligence
Against the Defendants as Directors

127. Paragraphs 1 through 126 are repeated and incorporated by reference as though more fully stated herein.
128. This claim is asserted derivatively against the Defendants on behalf of the Company.
129. The Defendants, as both Managers and Directors, owed duties to the Company, the Plaintiff and other shareholders, and were required to perform these duties to the Company with the utmost due care commensurate with their authority.
130. The Defendants were grossly negligent in performing the duties owed to Company by knowingly, in bad faith and/or recklessly among other things, causing the Company to enter into a Transaction that was not in the best interests of the Company both from a value of the Transaction itself, and as a way of precluding the Company from achieving future growth by unloading the Company’s most valuable assets.
131. This misconduct prevented the Company, Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Company, Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
132. The Company, Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
133. Moreover, the Defendants are liable for and the Company, Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of the Company, Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Ninth Cause of Action
A Derivative Claim
For Breach of Contract
Against the Defendants as Managers

134. Paragraphs 1 through 133 are repeated and incorporated by reference as though more fully stated herein.
135. This claim is asserted derivatively against the Defendants on behalf of the Company.
136. Defendants had and some still have employment contracts with the Company, and said contracts require the Defendants to, among other things and duties, use their best efforts, skills and abilities in the employment of their services to the Company, and to use their best efforts in the service of the Company and to promote the best interests of the Company.
137. By virtue of negotiating and shepherding through the Transaction at issue, and by looking out for their own interests over the interests of the Company, Defendants were not meeting their contractual obligations and therefore are in breach of this contract.
138. As such the Company is entitled to recover all damages for said breach, including all damages referenced above and herein, but also including the recovery of any monies and payments in salary, wages and other compensation to which Defendants were entitled and did receive pursuant to the contract and their employment with the Company, and any punitive damages to which the Company, Plaintiff and other shareholders may be entitled, in an amount to be more fully determined at trial.
As and for a Tenth Cause of Action
A Derivative Claim
For Aiding and Abetting Breach of Contract
Against the Defendants as Directors

139. Paragraphs 1 through 138 are repeated and incorporated by reference as though more fully stated herein.
140. This claim is asserted derivatively against the Defendants on behalf of the Company.
141. Due to the enabling fact that Defendants served as both Managers and Directors, they as Directors assisted each other and other management and directors in the breaches of contract by the Defendants as Managers as described and alleged herein in the Counts above.  The Defendants had actual knowledge of the breaches of the employment contract of the Managers.
142. To wit, Defendants had and some still have employment contracts with the Company, and said contracts require the Defendants to, among other things and duties, use their best efforts, skills and abilities in the employment of their services to the Company, and to use their best efforts in the service of the Company and to promote the best interests of the Company.
143. By virtue of negotiating and shepherding through the Transaction at issue, and by looking out for their own interests over the interests of the Company, Defendants were not meeting their contractual obligations and therefore are in breach of this contract.
144. As such the Company is entitled to recover all damages for said breach, from not only the Defendants as Managers but also as aiders and abettors as Directors, including all damages referenced above and herein, but also including the recovery of any monies and payments in salary, wages and other compensation to which Defendants were entitled and did receive pursuant to the contract and their employment with the Company, and any punitive damages to which the Company, Plaintiff and other shareholders may be entitled, in an amount to be more fully determined at trial.
As and for an Eleventh Cause of Action
A Derivative Claim
For Unjust Enrichment
Against the Defendants as Managers

145. Paragraphs 1 through 144 are repeated and incorporated by reference as though more fully stated herein.
146. This claim is asserted derivatively against the Defendants on behalf of the Company.
147. To wit, Defendants received enrichment, funds and compensation to which they were not entitled, through among other things the equity stake and employment contracts at Storyteller.
148. As such the Company is entitled to recover and disgorge all undeserved monies and damages from Defendants, including the recovery of any monies and payments in salary, wages and other compensation to which Defendants were entitled and did receive pursuant to the contract and their employment with the Company as well as Storyteller, and any punitive damages to which the Company, Plaintiff and other shareholders may be entitled, in an amount to be more fully determined at trial.
As and for a Twelfth Cause of Action
An Individual Claim
For Unjust Enrichment
Against the Defendants as Managers

149. Paragraphs 1 through 148 are repeated and incorporated by reference as though more fully stated herein.
150. This claim is asserted individually against the Defendants by the Plaintiff.
151. To wit, Defendants received enrichment, funds and compensation to which they were not entitled, through among other things the equity stake and employment contracts at Storyteller.
152. As such the Plaintiff is entitled to recover and disgorge all undeserved monies and damages from Defendants, including the recovery of any monies and payments in salary, wages and other compensation to which Defendants were entitled and did received pursuant to the contract and their employment with the Company, and any punitive damages to which the Company, Plaintiff and other shareholders may be entitled, in an amount to be more fully determined at trial.

As and for a Thirteenth Cause of Action
An Individual Claim
For Fraud
Against the Defendants as Managers

153. Paragraphs 1 through 152 are repeated and incorporated by reference as though more fully stated herein.
154. This claim is asserted individually against the Defendants by the Plaintiff.
155. Defendants by virtue of their role as both Managers and Directors had a special relationship of trust with the Company, the Plaintiff and the other shareholders.  As a result, Defendants were able to engage in a pattern of material misrepresentations, misstatements and omissions in order to enrich themselves at the expense of the Company, the Plaintiff and the other shareholders.
156. As more fully and previously alleged herein, the Defendants defrauded the Company, the Plaintiff and the other shareholders through a pattern of deliberate misconduct, including fraudulently negotiating a sale of the Company’s most valuable assets in a way that was not in the best interests of the shareholders, but in a way that benefited themselves personally, by securing for themselves an equity stake in the sale of the assets at the expense of the shareholders, and leaving the Company behind.
157. The Defendants knew or were reckless in knowing, that this misconduct was not in the best interests of the shareholders, and by reasonably relying on and as a result of this misconduct and fraud, the shareholders suffered damages.
158. This misconduct and fraud prevented the Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
159. Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
160. Moreover, the Defendants are liable for and the Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.
As and for a Fourteenth Cause of Action
An Individual Claim
For Fraud
Against the Defendants as Directors

161. Paragraphs 1 through 160 are repeated and incorporated by reference as though more fully stated herein.
162. This claim is asserted individually against the Defendants by the Plaintiff.
163. Defendants by virtue of their role as both Managers and Directors had a special relationship of trust with the Company, the Plaintiff and the other shareholders.  As a result, Defendants were able to engage in a pattern of material misrepresentations, misstatements and omissions in order to enrich themselves at the expense of the Company, the Plaintiff and the other shareholders.
164. As more fully and previously alleged herein, the Defendants defrauded the Company, the Plaintiff and the other shareholders through a pattern of deliberate misconduct, including fraudulently negotiating a sale of the Company’s most valuable assets in a way that was not in the best interests of the shareholders, but in a way that benefited themselves personally, by securing for themselves an equity stake in the sale of the assets at the expense of the shareholders, and leaving the Company behind.
165. The Defendants knew or were reckless in knowing, that this misconduct was not in the best interests of the shareholders, and by reasonably relying on and as a result of this misconduct and fraud, the shareholders suffered damages.
166. This misconduct and fraud prevented the Plaintiff and other shareholders from making a fully informed decision concerning the purchase and sale and holding of shares of the Company.  Had the Defendants made accurate and truthful disclosures, and had the Defendants obtained full and fair value for the assets, the Plaintiff and other shareholders would have been able to make a more accurate assessment of the Company’s value and prospects, and would not have suffered losses.
167. Plaintiff and the other shareholders have suffered damages proximately caused by the Defendants’ breaches of fiduciary duty and the Defendants are liable for damages in an amount to be proven at trial.
168. Moreover, the Defendants are liable for and the Plaintiffs and other shareholders are entitled to punitive damages in an amount also to be determined at trial, attributable to conduct by the Defendants that was reckless, willful, wanton and without regard to the rights of Plaintiff and the other shareholders or the special fiduciary relationship between the parties under the law.

As and for a Fifteenth Cause of Action
An Individual Claim
For a Violation of Rule 10-b
Against the Defendants as Managers

169. Paragraphs 1 through 168 are repeated and incorporated by reference as though more fully stated herein.
170. This claim is asserted individually against the Defendants by the Plaintiff.
171. Plaintiff made various purchases and sales of the common stock of the Company as specified above and herein during the Relevant Period.
172. During the Relevant Period, the Defendants, in their capacities as both Managers and Directors, disseminated and/or approved the materially false and misleading statements and representations specified throughout this Complaint by use of the means or instrumentalities of interstate commerce or the mails, especially in the dissemination of the various SEC Forms or the press releases.
173. These representations as above include but are not limited to statements and assertions and assurances in the press releases that the theater assets were a thriving and expanding part of the Company’s business, and that the Company was planning on maintaining and growing these assets, when in truth and reality the Defendants were for an extended period and process planning to liquidate the assets by selling them to another company, which other company and which sale inured to the personal benefit of the Defendants, but not the benefit of Plaintiff.
174. As detailed above and herein, the Defendants had the motive and opportunity to commit the fraud alleged above and herein.
175. The Defendants made false and misleading misrepresentations described throughout this Complaint, which occurred in connection with the purchase and/or sale of securities, and the Plaintiff made purchases and sales in reasonable reliance on these fraudulent misrepresentations and omissions.
176. Specifically, the fraudulent statements made by Defendants occurred in furtherance of Defendants attempts to sell the Company’s theater assets solely for the benefit of the Defendants, but not for the benefit of the Plaintiff or the Company.
177. At all relevant times, the Defendants had actual knowledge that the statements complained of were materially false or misleading, and failed to disclose material facts necessary in order for the statements made, in light of the circumstances under which they were made, not to be misleading.
178. In the alternative, the Defendants acted in reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would have revealed the materially false and misleading nature of the statements complained above herein, although such facts were known and/or readily available to Defendants.  The misstatements and omissions above were thus committed knowingly or with reckless disregard for the truth.
179. Plaintiff reasonably relied, to its detriment, on the misstatements and omissions of the Defendants.
180. But for these material misrepresentations and omissions, the Plaintiff would not have invested or continued to invest in the Company.
181. The conduct above proximately caused the damages sustained herein, in an amount to be more fully determined at trial.
182. The Defendants thus violated Section 10(b) of the Exchange Act pf 1934 and Rule 10b-5 thereunder in that they:  a) Employed devices, schemes and artifices to defraud; b)  Made untrue statements of material facts or omitted to state facts necessary in order to make statements made, in light of the circumstances under which they were made not misleading; and/or c)  Engaged in acts, practices, and or a course of business that operated as a fraud or deceit upon Plaintiff and other investors in connection with shares in the Company in the relevant Period.
183. By virtue of the foregoing, each of the Defendants has violated Section 10(b) of the Exchange Act (15 U.S.C. Sec. 18j(b)), and Rule 10b-5 promulgated thereunder (17 C.F.R. Sec. 24010b-5), and is liable for an amount to be determined at trial, but not less than $10 million.
As and for a Sixteenth Cause of Action
An Individual Claim
For a Violation of Rule 10-b
Against the Defendants as Directors

184. Paragraphs 1 through 183 are repeated and incorporated by reference as though more fully stated herein.
185. This claim is asserted individually against the Defendants by the Plaintiff.
186. Plaintiff made various purchases and sales of the common stock of the Company as specified above and herein during the Relevant Period.
187. During the Relevant Period, the Defendants, in their capacities as both Managers and Directors, disseminated and/or approved the materially false and misleading statements and representations specified throughout this Complaint by use of the means or instrumentalities of interstate commerce or the mails, especially in the dissemination of the various SEC Forms or the press releases.
188. These representations as above include but are not limited to statements and assertions and assurances in the press releases that the theater assets were a thriving and expanding part of the Company’s business, and that the Company was planning on maintaining and growing these assets, when in truth and reality the Defendants were for an extended period and process planning to liquidate the assets by selling them to another company, which other company and which sale inured to the personal benefit of the Defendants, but not the benefit of Plaintiff.
189. As detailed above and herein, the Defendants had the motive and opportunity to commit the fraud alleged above and herein.
190. The Defendants made false and misleading misrepresentations described throughout this Complaint, which occurred in connection with the purchase and/or sale of securities, and the Plaintiff made purchases and sales in reasonable reliance on these fraudulent misrepresentations and omissions.
191. Specifically, the fraudulent statements made by Defendants occurred in furtherance of Defendants attempts to sell the Company’s theater assets solely for the benefit of the Defendants, but not for the benefit of the Plaintiff or the Company.
192. At all relevant times, the Defendants had actual knowledge that the statements complained of were materially false or misleading, and failed to disclose material facts necessary in order for the statements made, in light of the circumstances under which they were made, not to be misleading.
193. In the alternative, the Defendants acted in reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would have revealed the materially false and misleading nature of the statements complained above herein, although such facts were known and/or readily available to Defendants.  The misstatements and omissions above were thus committed knowingly or with reckless disregard for the truth.
194. Plaintiff reasonably relied, to its detriment, on the misstatements and omissions of the Defendants.
195. But for these material misrepresentations and omissions, the Plaintiff would not have invested or continued to invest in the Company.
196. The conduct above proximately caused the damages sustained herein, in an amount to be more fully determined at trial.
197. The Defendants thus violated Section 10(b) of the Exchange Act pf 1934 and Rule 10b-5 thereunder in that they:  a) Employed devices, schemes and artifices to defraud; b)  Made untrue statements of material facts or omitted to state facts necessary in order to make statements made, in light of the circumstances under which they were made not misleading; and/or c)  Engaged in acts, practices, and or a course of business that operated as a fraud or deceit upon Plaintiff and other investors in connection with shares in the Company in the relevant Period.
198. By virtue of the foregoing, each of the Defendants has violated Section 10(b) of the Exchange Act (15 U.S.C. Sec. 18j(b)), and Rule 10b-5 promulgated thereunder (17 C.F.R. Sec. 24010b-5), and is liable for an amount to be determined at trial, but not less than $10 million.
VIII.  JURY DEMAND
199. Plaintiff hereby demands a trial by jury on all triable claims.

WHEREFORE, the Plaintiffs demand judgment as follows:

(a)	Declaring this action to be a proper derivative action;

(b)	Declaring the Plaintiff to be the exclusive representatives for the shareholders in connection with the derivative claims alleged herein;

(c)	Declaring the Defendants as Managers and each of them have breached their fiduciary duties to the Plaintiff, and the other shareholders of the Company;

(d)
Declaring the Defendants as Directors and each of them aided and abetted the Defendants as Managers in their breach of their fiduciary duties to the Plaintiff, an the other shareholders of the Company;

(e)	Declaring the Defendants as Directors and each of them have breached their fiduciary duties to the Plaintiff, and the other shareholders of the Company;

(f)	Declaring the Defendants as Managers and each of them defrauded the Plaintiff, and the other shareholders of the Company;

(g)	Declaring the Defendants as Director and each of them aided and abetted the Defendants as Managers in their defrauding of the Plaintiffs, and the other shareholders of the Company;

(h)	Declaring the Defendants as Managers and each of them did engage in negligence and gross negligence as against the Plaintiff, and the other shareholders of the Company;

(i)	Declaring the Defendants as Managers and each of them did violate the federal securities laws as against the Plaintiff, and the other shareholders of the Company;

(j)	Declaring the Defendants as Directors and each of them did violate the federal securities laws as against the Plaintiff, and the other shareholders of the Company;

(k)	Ordering the Rescission of the Transaction complained of herein;

(l)
Ordering Defendants, jointly and severally, to account to the Plaintiff, and the other shareholders of the Company for all damages suffered by them as a result of Defendants’ actions complained of herein;

(m)	Awarding Plaintiff, and the other shareholders of the Company damages in an amount to be proven at trial, including pre- and post-judgment interest;

(n)	Awarding Plaintiff, and the other shareholders of the Company the costs and disbursements of the action, as well as reasonable attorney’s fees and experts’ fees;

(o)	Disgorging any unjust enrichment received by Defendants;

(p)	Awarding Plaintiff, and the other shareholders of the Company any and all punitive damages as they may apply; and

(q)	Granting such other and further relief as this Court may deem just and proper.

Dated:                      Purchase, New York
January 29, 2009

BY:           ___________________________
Joseph A. Sack (JS-3758)
THE SACK LAW FIRM PLLC
Attorneys for Plaintiff
2975 Westchester Avenue, Suite 415
Purchase, NY 10577
Telephone:                      (914) 701-0806
Facsimile:                      (914) 701-0808
E-Mail:  jsack@sacklawfirm.com

VERIFICATION

Plaintiff Gabelli Funds, LLC, named Plaintiff in the foregoing complaint and derivative complaint, by ____________________, who holds the position of _____________________, hereby verifies, and verifies under Federal Rule of Civil Procedure 23.1, as follows:
I have read and know the contents of the foregoing complaint, and, based on personal knowledge and the investigation conducted through counsel, I am informed and believe that the matters stated herein are true, and on that ground allege that the matters stated therein are true.
Plaintiff was a trader and owner in TLX at all times relevant to the complaint, and is still and intends to be an owner throughout the duration of this action.
This action is not a collusive action to confer jurisdiction on this Court which it would not otherwise have.
For the reasons stated in the foregoing complaint, any effort by Plaintiff to obtain the desired action from the Defendants or the Company would have been futile given, among other things, their pecuniary interest and lack of independence.

Dated:                                January 28, 2009
             Rye, New York

_________________________________

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------------------------------x
GABELLI FUNDS, LLC, Individually and Derivatively,                                                                                                           No._________________

Plaintiff,                                           ECF Case

-against-                                                                           AFFIRMATIONOF SERVICE
RICHARD BRANDT, MATTHEW BRANDT,
THOMAS BRANDT and MICHAEL R. MULCAHY,

Defendants,                                           Jury Trial Demanded

-and-

TRANS-LUX CORPORATION,

Nominal Defendant.
--------------------------------------------------------------------x

State of New York                                           }
}  ss:
County of westchester                                                      }

[Defendants to be served by personal service by process server.]

DATED:                 January __, 2008
Purchase, New York

                                                JOSEPH A. SACK

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-TRANS-LUX CORP

GAMCO ASSET MANAGEMENT INC.
1/28/09 400- .6275
1/26/09 600- .7200
1/22/09 1,500- .7227
1/05/09 1,000- .8120
12/24/08 500- .6800
GABELLI FUNDS, LLC.
GABELLI SMALL CAP GROWTH FUND
12/26/08 1,000- .6500
GABELLI GLOBAL MULTIMEDIA TRUST
12/15/08 1,000- .6480
12/08/08 3,700- .6800
12/05/08 350- .5775
12/01/08 250- .6000
GABELLI DIVIDEND & INCOME TRUST
12/05/08 3,000- .5950
GABELLI CONVERTIBLE FUND
12/05/08 50- .5775
12/01/08 250- .6000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE AMEX.

(2) PRICE EXCLUDES COMMISSION.